Exhibit 99.1

News Release

For Immediate Release

Stantec Achieves International Certification of its Environmental Management System
Meets ISO 14001:2004 standards to reduce environmental impacts

EDMONTON, AB (April 5, 2012) NYSE, TSX: STN

North American design firm Stantec announced today it has achieved Company-wide certification to the   International Organization for Standardization’s (ISO) 14001:2004 Environmental Management Systems standard.

ISO 14001:2004 is a globally recognized standard that requires an organization to identify potential environmental impacts and establish controls to minimize impacts, to monitor and communicate environmental performance, and to establish a formal process for continually improving the system. The certification, which was a strategic company objective, was successfully concluded with extensive audits conducted across the Company by external auditors BSI Management Systems.

“This certification speaks to our dedication to being a leader and model of sustainability,” says Bob Gomes, President & CEO. “We have, and will continue to do business in a way that meets the needs of the present, while contributing to an environmentally, socially, and economically sustainable future.”

Stantec’s comprehensive programs include conducting an annual carbon and environmental footprint of its operations, spanning more than 170 locations. The program involves gathering office-by-office and aggregated information on key environmental aspects related to energy, water, and paper consumption; greenhouse gas emissions; and waste generation. Reduction targets are set and measured at a corporate and individual office level.
In addition to the ISO 14001:2004 certification, Stantec has Climate Registered™ status with The Climate Registry (TCR), achieved by successfully measuring the firm’s carbon footprint according to TCR’s best-in-class program; having it third party verified; and reporting the data on The Registry’s website.

The environmental management system has been built into Stantec’s Integrated Management System which has also received ISO certification to the standards for Quality Management Systems, ISO 9001:2008; and IT Service Management, ISO/IEC 20000-1:2005.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Media Contact Marti Mueller Stantec Media Relations (585) 766-8689 marti.mueller@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.